UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 28 August, 2008

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2008

RESULTS FOR ANNOUNCEMENT TO THE MARKET
                                $’000

Revenue from continuing operations                                                        down        23.2%              to          13,283

Loss after income tax from continuing operations                  up         1.4%        to         (20,264)

Net loss for the period attributable to members                                            up                   1.4%            to       (20,264)

The amounts included in this report are for the financial year ended 30 June, 2008. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2007 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2008.

Refer to Operating and Financial Review shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 23
Auditor’s Independence Declaration	24
Corporate Governance Statement	25 – 30
Income Statements	31
Balance Sheets	32
Statements of Changes in Equity	33
Statements of Cash Flows	34
Notes to the Financial Statements	35 – 75
Directors' Declaration	76
Independent Audit Report to the Members	77 – 78
ASX additional information	79 – 80

DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June, 2008.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows:

Mr PA Johnston (Chairman)
Mr C Naughton (Managing Director)
Professor AJ Husband (Executive Director)
Mr GM Leppinus
Professor PJ Nestel AO
Mr PB Simpson

Directors were in office for the entire period.

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-executive Chairman
Dip Eng (Production)

Non-executive Director since 1997, Mr Johnston was elected chairman of Novogen Limited with effect from 1 January, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

During the last three years Mr Johnston has served as a Director of the ASX listed company, Lipa Pharmaceuticals Limited and is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr Johnston’s directorship of Lipa ceased in November 2007 following a scheme of arrangement which saw Lipa ceasing as a public company at that time.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

During the last three years Mr Naughton has served as CEO and Director and is currently CEO and Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Professor Alan J Husband Executive Director
PhD, DSc, FASM

Professor Husband was appointed as a Director of Novogen Limited in May, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His

DIRECTORS' REPORT

academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. He currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen group of companies. In this position Professor Husband is responsible for the development and commercialisation of the Group’s flavonoid drug technology platform. Professor Husband commenced working with the Company in 1996 and has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

Geoffrey M Leppinus Non-executive Director
BEc, FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently on the Senior Faculty at the Baker Heart Research Institute & International Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine in the Faculty of Health, Medicine, Nursing and Behavioural Science at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

During the last three years Professor Nestel has served as a Director and is currently a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Peter B Simpson Non-executive Director
MPharm, PhC

Non-executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr Simpson is also the Chairman of Biogenerics Australia Pty Ltd.

DIRECTORS' REPORT

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date

PA Johnston	73,594	-	-	-
C Naughton	633,511	91,196	2.41	30/03/2012
AJ Husband	102,920	14,892	6.76	27/02/2009
		22,592	4.90	16/03/2010
		30,436	3.64	21/04/2011
		50,472	2.41	30/03/2012

PJ Nestel AO	32,000	-	-	-
PB Simpson	5,500	-	-	-
GM Leppinus	3,000	-	-	-

	850,525	209,588

DIRECTORS' REPORT

KEY FINANCIAL DATA

	2008	2007	Percentage
	$'000	$'000	change

Revenue from continuing operations	13,283	17,295	(23.2%)
Loss from ordinary activities after tax attributable to members	(20,264)	(19,981)	1.4%
Loss for the period attributable to members	(20,264)	(19,981)	1.4%
Net tangible assets per share (dollars)	0.37	0.46

Earnings per share

	2008	2007
	Cents	Cents
Basic and diluted earnings/(loss) per share	(20.8)	(20.5)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the US in the form of ADRs on the Nasdaq Global Market. Each ADR represents five ordinary Novogen shares. The trading symbol on Nasdaq is “NVGN”.

Nature of operations and principal activities

The principal activities of the entities within the Group during the year were:
•	pharmaceutical research and development; and
•	marketing of consumer healthcare products.

During the year, the Company decommissioned and sold its isoflavone extraction facilities at Wyong, following the Company’s announcement that it had entered into new arrangements for the worldwide supply of isoflavones used in its consumer products dietary supplements.

Employees

The Group employed 68 people as at 30 June, 2008. (2007: 66 people)

DIRECTORS' REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2008 the Group had total funds of $37.4 million a reduction of $2.1 million from the previous year’s balance of $39.5 million. Total funds available to the Group at year end included cash and cash equivalents of $35.4 million and term deposit investments of $2.0 million maturing within 12 months.

Cash was used to fund the Group’s operations including the OVATURE clinical trail program for the anti cancer drug phenoxodiol being undertaken by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”) and the clinical development of wound healing compound GLYC-101 by Novogen’s US subsidiary Glycotex, Inc. ("Glycotex") Cash resources were also used to fund the ongoing programs in the areas of cardiovascular and anti-inflammatory research and development.

Revenue

The Group earned gross revenues for the year ended 30 June, 2008 of $13.3 million versus $17.3 million in the previous corresponding period, a reduction of $4.0 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of $1.3 million or 12% mainly due to the impact of licensing the US consumer health care products to Natrol, Inc. in 2007. Other revenue reduced by $2.7 million to $3.9 million verses $6.6 million for the previous corresponding period. The decrease in other revenue was mainly due to the “one off” licence fees received from Natrol, Inc. and litigation settlements amounts received from Sante Naturelle and Chattem, Inc. for licences and settlement of patent infringements relating to consumer products in Canada and the US which occurred in the financial year ended 2007 and which were not repeated in the year ended 30 June, 2008.

Consumer product sales

Sales of consumer health care products decreased by $1.3 million to $9.4 million for the twelve months ended 30 June, 2008 from $10.7 million for the twelve months ended 30 June, 2007.

Sales in Australasia (including sales to export markets) for the year ended 30 June, 2008 were $4.8 million, an increase of $0.3 million or 7% from $4.5 million for the previous year. The increase was due to due to the launch of Promensil Double Strength formulation and Promensil Vitality products. There was no sales revenue from the US as consumer products were licensed to Natrol, Inc. from the end of October 2006 and this represents a reduction of $1.4 million for the twelve month period to 30 June last year. Canadian sales for the year ended 30 June 2008 increased by $0.6 million to $2.3 million up from $1.7 million for the previous 12 month period, due to the launch of Promensil Double Strength formulation and increased volume sales as a result of promotional programs. Sales revenue in Europe decreased by $0.9 million to $2.2 million for the twelve month period to 30 June, 2008 compared to $3.1 million for the same period last year. European sales decline was caused by a reduction in the supplement market for menopause.

During the year ending 30 June, 2008 the Group expanded its consumer health care business with the introduction of Promensil into Belgium. The Company also entered into a third party distribution agreement in the Netherlands in an effort to maximise the contribution from the territory.

Novogen’s marketing strategy of developing consumer health care brands through consumer campaigns, continual health care professional communications and retail expansion will continue. Promensil is a market leading brand in most countries it competes in and future growth is expected to be achieved through leveraging the Promensil brand into new markets.

DIRECTORS' REPORT

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $4.5 million, increased by $0.3 million to $20.3 million from a loss of $20.0 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2008 increased by $0.5 million to $24.8 million from $24.3 million for the previous year. The increase in the Group’s net loss for the year ended 30 June, 2008 was due to reduced revenues and other incomes being largely offset by reduced expenditures. Research and development expenses increased by $2.7 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by MEI. Research and development expenses also reflected an increase in costs associated with the development of glucoprime the Company’s glucan based product being developed by Novogen’s subsidiary Glycotex. General and administration expenses were reduced by $3.1 million due to one-off amounts of $2.1 million representing non-cash, share based payments incurred by MEI in establishing the Standby Equity Distribution Agreement (“SEDA”) and a $1.4 million employee termination payment which were incurred in the financial year ended 30 June, 2007 and which were not incurred in the 30 June, 2008 year.

Clinical development

Anti-Cancer

Phenoxodiol

Phenoxodiol is being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III Clinical Trial

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin. The OVATURE trial has been approved by the US Food and Drug Administration (“FDA”) under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis are acceptable to the FDA. The protocol provides for an interim analysis of the data, which, if statistically significant can be used to support a request for accelerated marketing approval. An analysis of the interim results will be possible after the targeted patient recruitment is completed and 95 patients have disease progression.

The OVATURE trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy but has since become resistant or refractory to traditional platinum treatment. Patients are being recruited at clinical sites across the US, UK, Europe and Australia.

In May 2008, MEI announced that the FDA agreed that the accrual time for the OVATURE study may be extended to facilitate complete patient enrollment in the US, UK, Europe and Australia. Increasing the accrual period allowed decreasing the total number of patients in the study, without changing the required statistical analyses. As a result, the OVATURE study will enroll 340 patients at 60 - 80 clinical sites throughout the US, UK, Europe and Australia. Initially, this study was announced to enroll 470 patients.

DIRECTORS' REPORT

In June 2008, a review by the Independent Data Monitoring Committee (IDMC) recommended that the OVATURE trial continue. The IDMC is responsible to ensure that patients recruited to the study are not exposed to unnecessary safety risks, that the study continues to meet its clinical objectives, and that it is run according to the required standards of Good Clinical Practice. Following a scheduled review of safety and efficacy data, the Committee recommended that the study remain open and continue as planned towards its target of 340 patients.

Prostate cancer

MEI has completed a Phase II study in advanced hormone refractory disease in Australia and in October 2007, MEI announced that it is conducting a Phase II clinical trial using phenoxodiol as first line treatment in men with early stage disease (35 patients with androgen dependent disease but rising PSA) compared to patients with late stage hormone refractory disease (25 patients with chemotherapy naïve androgen independent disease).The study is being conducted at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer.

Triphendiol

Triphendiol (previously known as NV-196) is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is a signal transduction inhibitor. Preliminary screening studies have identified triphendiol as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. In March 2008, MEI announced that data to be presented at annual meeting of the American Association for Cancer Research (AACR) revealed that triphendiol may aid in the treatment of pancreatic cancer. These data indicated that in laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumors the activity of triphendiol against these cancers was demonstrated. Triphendiol is being developed initially in oral form for the treatment of pancreatic and bile duct cancers

Triphendiol has completed two Phase I human trials in Australia which have demonstrated a high safety profile and acceptable pharmacokinetics when administered by the oral route.

In January 2008, the Company’s subsidiary MEI announced that triphendiol had been granted orphan drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer. In February 2008, MEI announced that triphendiol had been granted Orphan Drug status by the FDA for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the US. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and it is anticipated that significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

NV-128

NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi–drug resistant ovarian cancer cells by targeting the AKT-mTOR pathway. Structurally, NV-128 is an analog of phenoxodiol and triphendiol but in contrast to phenoxodiol which induces caspase mediated apoptosis, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death via the AKT-mTOR pathway.

These results were announced during the year following the completion of pre-clinical studies conducted at Yale University School of Medicine in the US.

DIRECTORS' REPORT

Additionally, NV-128, through its capacity to dephosphorylate mTOR appears to inhibit both mTORC1 and mTORC2 activity showing an advantage over existing rapamycin analog mTOR inhibitors which appear to target only mTORC1 making them less effective in those cancer cells that have developed rapalog-resistance and which have a dysfunctional apoptotic cascade.

Anti-Inflammatory

NV-52

In December 2007, the Company announced the results of a Phase Ib clinical trial of the new drug NV-52 for the treatment of inflammatory bowel disease (IBD). The results indicated that treatment may be possible with just a single daily dose. The study was conducted at Griffith and Bond Universities. In this study, NV-52 was administered once daily over seven days to nine healthy volunteers. During that time, the levels of NV-52 were measured in the blood and a wide range of safety assessments undertaken.

NV-52 is a synthetic phenolic derivative which, when given orally, is protective in a mouse model of colitis, where it has been effective at not only reducing the severity of acute inflammation in the bowel, but also at inhibiting its initiation. Formal toxicology testing has demonstrated that NV-52 is a non-toxic compound, causing no adverse effects in animals, as well as having no genotoxic or mutagenic effects.

FAIMs

The Company announced in July 2007 that a new investigational anti-inflammatory drug produced promising results in animal studies which were conducted at the Rheumatology Unit in the Royal Adelaide Hospital.

The effect of the new drug was examined in a well established model of arthritis in rats which mimics the joint inflammation found in human arthritis.

The drug is one of a family of novel anti-inflammatory therapeutics known as flavonoid anti-inflammatory molecules (“FAIMs”).These compounds possess robust anti-inflammatory activity in vitro and, as now demonstrated, also in vivo. These compounds are designed to avoid cardiovascular, gastrointestinal and renal side effects associated with some of the current commonly used anti-inflammatory drugs.

Cardiovascular

NV-27

In February 2008 the Company undertook a Phase I human clinical trial of the novel cardiovascular drug, NV-27. This drug has been developed from the Novogen flavonoid technology platform and has been designed to be administered orally to reduce restenosis or reblocking of arteries after surgery to clear blockages, commonly involving insertion of arterial stents. NV-27 has been demonstrated to inhibit those processes in vitro via a variety of mechanisms. Importantly, orally administered NV-27 has been extremely effective in protecting against restenosis following endothelial injury in animal studies. The drug has also previously been demonstrated to be safe in animal studies. The Phase I clinical study was conducted in association with Bond University, Queensland, Australia. In this human study no toxic side effects were observed and favourable pharmacokinetics were demonstrated. NV-27 therefore appears to be ideally suited as an orally delivered agent to reduce restenosis following coronary artery stenting.

Wound Healing

GLYC-101

In January 2008, the Company announced that its subsidiary Glycotex, Inc. obtained an active Investigation New Drug Application (IND) from the FDA for the start of a Phase IIa clinical trial of its lead product candidate GLYC-101, administered topically for the treatment of burn wounds. The Phase IIb human clinical trial to be conducted, subject to funding, in the US is a randomised, double-blind, placebo controlled clinical trial designed to investigate the safety and clinical outcomes of topically

DIRECTORS' REPORT

applied GLYC-101 compared to placebo in subjects undergoing carbon dioxide laser skin resurfacing.

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Corporate developments

On 6 August, 2007, the Company’s subsidiary, MEI, announced that it completed a US$16.4 million private placement consisting of 5,464,001 shares of common stock at a purchase price of US$3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased at an exercise price of US$3.60 per share. MEI also issued 62,091 warrants with an exercise price of US$3.00 per share to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. All of the warrants are exercisable beginning 6 February, 2008 and ending on 6 August, 2012. In addition, MEI issued a notice of termination for the immediate termination upon consummation of the private placement of the Standby Equity Distribution Agreement, dated as of 11 July, 2006, by and between MEI and Cornell Capital Partners, LP, as amended.

In October 2007 the Company announced that it received gross proceeds of $4.0 million from the sale of land and buildings at Wyong NSW. The property had been in use for ten years as an isoflavone extraction facility, and became a surplus asset when this year the Company moved its isoflavone production to a larger third party manufacturer in Switzerland.

In January 2008, the Company’s subsidiary, Glycotex, Inc. announced that it had received approximately $0.5 million from the second tranche of a private share placement.

Intellectual property development

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/ chemotherapy and isoflavone/ radiotherapy treatments and glucan preparation and uses.

The patent family covering a novel food product was abandoned.

During the year 22 patents were granted as follows:

AUSTRALIA
Patent # 2003257264                          Repair of DNA mutagenic damage
Patent # 2004224982	Therapeutic methods and compositions involving isoflavones
Patent # 2004200117	Production of isoflavone derivatives
Patent # 2006200292	Treatment of restenosis
Patent # 2002227771	Regulation of lipids and/or bone density and compositions thereof

CANADA
Patent # 2288321	Preparation of isoflavones from legumes
Patent # 2214899	Process for glucan preparation and therapeutic uses of glucan

HONG KONG
Patent # 1022425	Therapeutic methods and compositions involving isoflavones

ISRAEL
Patent # 128765	Therapeutic methods and compositions involving isoflavones

DIRECTORS' REPORT

MEXICO
Patent # 250862	Therapeutic methods and compositions involving isoflavones

NEW ZEALAND
Patent # 539149	Skin photoageing and actinic damage treatment

NORWAY
Patent # 325127	Preparation of isoflavones from legumes
Patent # 325456	Therapy of oestrogen associated disorders

SINGAPORE
Patent # 110763	Combination of chemotherapy compositions and methods
Patent # 122109	Combinational radiotherapy and chemotherapy compositions and methods
Patent # 111549	Aminated isoflavonoid derivatives and uses thereof
Patent # 111389	Skin photoageing and actinic damage treatment
Patent # 109379	Repair of DNA mutagenic damage

TURKEY
Patent # TR200301485B	Dimeric isoflavones

US
Patent # 7312344	Dimeric isoflavones

NEW ZEALAND
Patent # 539819	Compositions and therapeutic methods involving isoflavones and analogues thereof
Patent # 529085	Compositions and therapeutic methods involving isoflavones and analogues thereof

These grants bring the number of patents issued to 90.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the Group other than referred to in the financial statements or the notes thereto.

Significant events after balance date

On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of $5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding shares.

On 28 July, 2008 MEI entered into a securities subscription agreement with OppenheimerFunds Inc and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a Prospectus Supplement to the registration Statement covering the sale of shares to Oppenheimer and Novogen.

There have been no other significant events occurring after balance date which have had a material impact on the business.

DIRECTORS' REPORT

Likely developments and expected results of operations

The Directors foresee that during the 2008/2009 financial year, the Group will continue to advance the research and development in the more advanced pharmaceuticals in the area of human phenolic compound technology.

The Group expects to continue to commit cash resources to the clinical development program that is underway, particularly the Phase III clinical program for phenoxodiol (OVATURE), other oncology pre-clinical and clinical programs and the cardiovascular and anti-inflammatory drug programs.

Environmental regulation and performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde. The Group also holds Dangerous Goods licenses for its pilot manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 2,346,600 unissued ordinary shares under options (2,430,996 at balance date). Refer to Note 15 of the Financial Statements for further details of the options outstanding.

The terms and conditions of each grant of options that were in existence during the financial year are as follows:

Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date	Exercise price
27/02/2004	27/02/2008	27/02/2009	2.82	6.76
16/03/2005	16/03/2009	16/03/2010	2.96	4.90
21/04/2006	21/04/2010	21/04/2011	2.10	3.64
30/03/2007	30/03/2011	30/03/2012	1.40	2.41
26/10/2007	26/10/2011	26/10/2012	0.66	2.41
1/03/2008	1/03/2012	1/03/2013	0.60	1.06

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, no options were exercised by employees or consultants to acquire ordinary shares in Novogen Limited.

Since the end of the financial year, no further options have been exercised.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

DIRECTORS' REPORT

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company was $148,000 (2007: $166,000).

Directors' meetings

During the financial year ended 30 June, 2008, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration
Number of meetings held:	11	3	1

Number of meetings attended:
PA Johnston	11	3	1
C Naughton	11	-	-
AJ Husband	11	-	-
PJ Nestel AO	11	3	1
PB Simpson	10	3	1
GM Leppinus	11	3	1

Committee membership

At the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                                                            Remuneration
GM Leppinus (Chairman)                                                   PA Johnston (Chairman)
PA Johnston                                                                      GM Leppinus
PJ Nestel AO                                                                     PJ Nestel AO
PB Simpson                                                                       PB Simpson

During the year the Capital Works Committee was disbanded as there were no plans for major capital expenditures.

Rounding

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

DIRECTORS' REPORT

REMUNERATION REPORT – AUDITED

This report outlines the remuneration arrangements in place for Directors and executives of Novogen Limited.

A.	Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel, however, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the CEO of Glycotex, Inc. Refer to section C “Employment Agreements” for details of performance bonus.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The latest determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended 30 June, 2008 utilised $274,000, (2007: $285,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Executive Directors and other key management personnel remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for

DIRECTORS' REPORT

the recipient without creating undue cost for the Group.

Long-term incentives.

All Executive Directors and executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

Company result and movement in share price

The following table sets out summary information about the Group’s loss and movements in share price for the five years to June, 2008.

	30 June, 2008	30 June, 2007	30 June, 2006	30 June, 2005	30 June, 2004
	$'000	$'000	$'000	$'000	$'000

Revenue	13,283	17,295	17,445	17,678	16,446
Net Loss	(24,777)	(24,296)	(17,913)	(12,281)	(12,579)

	30 June 2008	30 June 2007	30 June 2006	30 June 2005	30 June 2004
	$	$	$	$	$

Share price at start of year	2.02	2.50	4.70	5.33	5.20
Share price at end of year	1.16	1.98	2.38	4.65	5.30

Basic and diluted earnings/(loss) per share (cents)	(20.8)	(20.5)	(16.7)	(11.5)	(11.4)

B.	Details of remuneration

Details of the remuneration of the Directors of Novogen Limited and other key management personnel and group executives of the Novogen Group are set out in the following tables. Unless otherwise stated all Directors, other key management personnel and Group executives were in office for the whole of the financial year ending 30 June, 2008.

The key management personnel of the Group are:

Directors
•	PA Johnston Chairman (Non-executive)
•	C Naughton CEO
•	AJ Husband Executive Director
•	GM Leppinus Director (Non-executive)
•	PJ Nestel AO Director (Non-executive)
•	PB Simpson Director (Non-executive)

Other key management personnel

•	DR Seaton – Chief Financial Officer
•	WJ Lancaster – VP Commercial and Corporate Development
•	BM Palmer – Operations General Manager
•	CD Kearney – General Manager Consumer Business
•	RL Erratt – Company Secretary

DIRECTORS' REPORT

In addition, the following person is disclosed under the Corporations Act 2001 as he is among the 5 highest remunerated Group executives.

•	R Koenig – CEO Glycotex, Inc.

There are no executives of Novogen Limited as all executives are employed by other group companies.

Remuneration of key management personnel and other Group executives
(includes movements in executive leave provisions for untaken annual and long service leave)

	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2008	Salary & fees	Cash bonus	Non- monetary benefits	Superannuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	97,038	-	-	99,716	-	-	-	196,754
GM Leppinus	27,522	-	-	31,478	-	-	-	59,000
PJ Nestel AO (ii)	104,000	-	-	-	-	-	-	104,000
PB Simpson	54,585	-	-	4,915	-	-	-	59,500

Executive Directors
C Naughton (iii)	697,482	-	63,353	100,000	43,739	29,405	3.1%	933,979
AJ Husband	325,881	-	55,694	100,000	21,667	41,844	7.7%	545,086

Executives
DR Seaton (iii)	381,815	-	55,883	100,000	18,197	70,963	11.3%	626,858
WJ Lancaster (US)	195,485	-	31,808	-	-	32,066	12.4%	259,359
BM Palmer	182,932	-	38,479	16,338	(4,030)	38,826	14.2%	272,545
CD Kearney	208,494	-	22,094	18,500	7,541	40,133	13.5%	296,762
RL Erratt	101,109	-	42,877	100,000	15,894	37,445	12.6%	297,325

Other Group executives
R Koenig (iv)	316,314	52,966	21,098	20,560	-	-	-	410,938
	2,692,657	52,966	331,286	591,507	103,008	290,682	7.2%	4,062,106

(i) Remuneration includes Director’s fees of $100,754 paid by Marshall Edwards and Glycotex.
(ii) Remuneration includes Director’s fees of $45,000 paid by Marshall Edwards.
(iii) Remuneration includes Director’s fees of $55,754 paid by Glycotex.
(iv) Remuneration includes performance milestone bonus of US$45,000 or 12.9% of total remuneration.

DIRECTORS' REPORT

	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2007	Salary & fees	Cash bonus	Non-monetary benefits	Superannuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	139,973	-	-	56,374	-	-	-	196,347
GM Leppinus	2,000	-	-	49,000	-	-	-	51,000
PJ Nestel AO (ii)	98,250	-	-	-	-	-	-	98,250
LC Read *	24,313	-	-	2,187	-		-	26,500
PB Simpson	54,128	-	-	4,872	-	-	-	59,000

Executive Directors
C Naughton (iii)	597,467	-	59,047	105,113	20,061	-	-	781,688
AJ Husband	313,492	-	57,590	60,725	7,958	51,876	10.6%	491,641

Executives
DR Seaton (iii)	323,586	-	47,522	100,587	9,428	61,142	11.3%	542,265
WJ Lancaster (US)	200,032	-	26,326	-	-	26,941	10.6%	253,299
BM Palmer	164,600	-	32,133	15,144	6,363	33,657	13.4%	251,897
CD Kearney	203,216	-	16,995	17,761	18,444	34,665	11.9%	291,081
RL Erratt	136,227	-	25,369	39,629	2,402	33,149	14.0%	236,776

Other Group executives
R Koenig	346,522	-	20,556	17,171	-	-	-	384,249
	2,603,806	-	285,538	468,563	64,656	241,430	6.6%	3,663,993

* LC Read resigned as a Non-executive Director on 30 January 2007
(i) Remuneration includes Director’s fees of $104,847 paid by Marshall Edwards and Glycotex.
(ii) Remuneration includes Director’s fees of $41,250 paid by Marshall Edwards.
(iii) Remuneration includes Director’s fees of $47,698 paid by Glycotex.

C.	Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Research Director, and each of the executives who are considered key management personnel. These contracts for service commenced in June 2006 and are for terms of three years with a notice period of six months. Under the terms of the contracts, the amount of remuneration may be reviewed from time to time during the contract period at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

In the event of the Company terminating the employment under the terms of the contract, the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years remuneration. The minimum payable on termination by the Company will be eighteen months remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where such termination “with cause” occurs, there is no entitlement to termination payments under the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

Chief Executive Officer – Glycotex, Inc.

The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December 2005 and was subsequently amended in January 2008. This employment contract has no expiry date. Under the terms of the current employment contract Dr Koenig is entitled to a base salary of US$300,000 per annum. Dr Koenig’s employment agreement also provides that Dr Koenig receive a

DIRECTORS' REPORT

cash bonus upon the consummation of a Glycotex IPO, subject to achievement of certain performance milestones relating to the amount of net proceeds received and Glycotex, Inc. market capitalisation.

Under the terms of the current employment contract Dr Koenig is entitled to share options equal to 5% of the outstanding Glycotex shares on a fully diluted basis following a Glycotex IPO. The exercise price will be the average of the high and low trading prices of the common stock on the first day of trading in the public market after this offering. Twenty percent of the total stock option granted will vest immediately upon consummation of an IPO. The remaining options granted will vest in four equal installments on each of the first four anniversaries of the consummation of this offering.

In the event that Dr Koenig’s employment is terminated without cause or for good reason or Glycotex, Inc. undergoes a change in control, he will be entitled to certain severance and change in control benefits including:

(1)
In the event of his termination without cause or for good reason, Dr Koenig will be entitled to receive continued payment of his base salary and reimbursement of premiums he pays for continued health coverage under COBRA during the twelve month period following such termination.

(2)
In the event of his termination without cause or for good reason during the one year following a change in control, to the extent not vested, the stock option granted to Dr Koenig upon the initial public offering will become fully vested.

(3)
In the event that Glycotex undergoes a change in control, fifty percent of each of the four installments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.

Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.

D. Share Based Compensation

Employee share option plan

All Executive Directors and executives and other staff have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period. The qualifying service period is determined from time to time by the Board under the terms of the employee share option plan and employees are currently required to have completed one year service before they are eligible for a grant of options. The amount and timing of options issued under the terms of the employee option plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options vest equally over a four year period from date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

There are no performance criteria relating to employee share options because the philosophy behind the employee share scheme is to encourage a general level of ownership in the Company by

DIRECTORS' REPORT

employees and align their interests with those of shareholders. The scheme is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.

Remuneration options: granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain key management personnel as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price detailed in the table below. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date, with the exception of the Executive Directors whose options are approved and granted at the Annual General Meeting of shareholders. These options have vesting dates and expiry dates aligned with the staff options issued, which do not require shareholder approval. Should employment be terminated, all unvested options are immediately forfeited.

The following table sets out options issued to key management personnel during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
			($)	($)
Executive Directors
C Naughton	91,196	26/10/2007	0.66	2.41	30/03/2008	30/03/2012
AJ Husband	50,472	26/10/2007	0.66	2.41	30/03/2008	30/03/2012

Executives
DR Seaton	125,492	1/03/2008	0.60	1.06	1/03/2009	1/03/2013
WJ Lancaster (US)	53,020	1/03/2008	0.60	1.06	1/03/2009	1/03/2013
BM Palmer	67,864	1/03/2008	0.60	1.06	1/03/2009	1/03/2013
CD Kearney	69,560	1/03/2008	0.60	1.06	1/03/2009	1/03/2013
RL Erratt	63,836	1/03/2008	0.60	1.06	1/03/2009	1/03/2013

Total	521,440

Shares issued on exercise of remuneration options

No key management personnel or executives exercised remuneration options during the year ended 30 June, 2008.

Value of options for key management personnel, granted, exercised or lapsed during the year ended 30 June, 2008

	Options Granted Value at grant date $	Options Exercised Value at exercise date $	Options Lapsed Value at time of Lapse $	Total value of options granted, exercised and lapsed $

C Naughton	60,189	-	-	60,189
AJ Husband	33,312	-	-	33,312
DR Seaton	75,295	-	-	75,295
WJ Lancaster (US)	31,812	-	-	31,812
BM Palmer	40,718	-	-	40,718
CD Kearney	41,736	-	-	41,736
RL Erratt	38,302	-	-	38,302

	321,364	-	-	321,364

DIRECTORS' REPORT

For details on the valuation of the options, including models and assumptions used, please refer to Note 15.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

The maximum grant, which will be payable assuming that all vesting service criteria are met, is equal to $385,000. The minimum grant payable assuming that vesting service criteria are not met is zero.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

End of Audited Remuneration Report.

DIRECTORS' REPORT

AUDITOR’S INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditor’s independence declaration required under section 307C of the Corporations Act 2001 is set out on page 24.

Non-audit services

The following non-audit services were provided by the entities’ Auditor BDO Kendalls (NSW) (“BDO”). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services                                                                                                 $26,109
MEI Form S3 audit and review costs                                                                               $25,726
Sarbanes Oxley Section 404                                                                                            $81,195
Review of Government grants                                                                                           $2,980
Other miscellaneous matters.                                                                                             $8,007
                                                                                                                 $138,605

Signed in accordance with a Resolution of the Board of Directors.

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 27 August, 2008

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor of Novogen Limited for the year ended 30 June 2008, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novogen Limited an the entities it controlled during the period

/s/ Wayne Basford

WAYNE BASFORD
Partner

/s/ BDO

BDO Kendalls
Chartered Accountants

Dated in Sydney, this 27th  day of August, 2008

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The principle features of Novogen’s corporate governance regime are set out in this corporate governance statement. The relevant codes, policies and charters that underpin the Company’s corporate governance practices are available on the Company’s website: www.novogen.com

ASX Corporate Governance Council guidelines

The Company through the reporting period had corporate governance practices which are consistent in all material respects with the ASX Corporate Governance Council best practice recommendations except in regards to the establishment of a nomination committee. The Board continues to review and update its corporate governance practices to ensure it meets the interests of shareholders. The Company believes that it achieves compliance in a manner appropriate for smaller listed entities.

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2008, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

Corporate Governance Principles

1. Lay solid foundations for management and oversight

 Board of Directors

The function of the Board of Directors is clearly defined in the Board charter and includes the responsibility for:

•	providing strategic direction for the Company and approving the annual budget;
•	monitoring financial performance against budget;
•	determining the capital structure of the Company including the allotment of new capital;
•	monitoring the performance of the Company’s risk management and internal controls; and
•	monitoring managerial performance and determining delegated responsibility.

2. Structure the Board to add value

The Board comprises four Non-executive independent Directors and two Executive Directors. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective.

In determining whether a Non-executive Director is independent the following factors are taken into account. They must not:
•	hold more than 5% of the Company’s outstanding shares;
•	have been employed as an executive within the last 3 years;
•	have been a Principal of a material professional advisor or consultant;
•	have a material contractual relationship with the Company;
•	have served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company; and
•	be engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

CORPORATE GOVERNANCE STATEMENT

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

PA Johnston	Non-executive Chairman
GM Leppinus	Non-executive Director
PJ Nestel	Non-executive Director
PB Simpson	Non-executive Director

The term in office held by each Director in office at June 30, 2008 is as follows:

Name	Term in Office

PA Johnston	11 years
C Naughton	11 years
AJ Husband	2 years
GM Leppinus	3 years
PJ Nestel	7 years
PB Simpson	13 years

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report on page 4.

The Board has established two committees including the Remuneration Committee and the Audit Committee. The role of the Audit Committee is discussed under item 4 of this report. The Remuneration Report is set out on page 16.

3. Promote ethical and responsible decision making

Code of conduct

The Board has approved a Code of Conduct applicable for all Directors and employees. The code requires that at all time Company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and Company policies.

Share trading policy

The Company has developed a policy for the trading in Company securities by Directors and senior staff and it is detailed in the Company’s Code of Conduct. Trading is only permitted in designated trading windows in the 30 days following the release of the half yearly and annual financial results to the market and the 30 day period following that Annual General Meeting.

The Code of Conduct which includes the policy on share trading is available on the Company’s website.

CORPORATE GOVERNANCE STATEMENT

4. Safeguard integrity in financial reporting

Audit Committee

The Board has an Audit Committee which comprises the independent non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee is responsible for the selection and appointment of the external auditors.

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit committee also meets periodically with the auditor without management being present.

The current external auditor, BDO Kendalls (NSW) (“BDO”) attends the Annual General meeting. BDO rotates its audit engagement partner for listed companies at least every five years.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston and Peter Simpson.

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 15 of the Directors’ Report.

5. Making timely and balanced disclosure

Continuous disclosure

The Company has written policies and procedures on continuous information disclosure concerning the group. This is information which a reasonable person would expect to have a material impact on the price of the Company’s securities.

Proposed announcements are generally reviewed and approved by the Board prior to release to the ASX and hence to the shareholders, media, analysts brokers and the public.

The disclosure policy is overseen and coordinated by the Company Secretary, who has responsibility for ensuring compliance with the continuous disclosure requirements of the Australian Securities Exchange (”ASX”) Listing Rules. Announcements are posted on the Company’s website after they have been released to the ASX. A summary of the Company’s policy on continuous disclosure is available on the Company’s website.

CORPORATE GOVERNANCE STATEMENT

6. Respect the rights of shareholders

The Company aims to provide good quality clear communications to shareholders.

Shareholders can access the Company’s annual report and periodic newsletters on the Company web site. The Company’s website includes presentations, transcripts of corporate presentations, links to analysts reports and Annual Meeting transcripts and is a key source of information for shareholders and prospective shareholders.

The Company views the annual general meeting of shareholders as an opportunity for shareholders to ask questions of the Board. The external auditor attends all annual meetings and is also available to answer shareholder questions.

7. Recognise and manage risk

The Board has established controls to safeguard the interests of the Group and to ensure Group policies are in place to minimise risk. These include policies that:
•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Responsibility for establishing and maintaining effective risk management strategies rests with senior management. The senior management group is also responsible for the risk management culture throughout the Company. The Board oversees the Company’s risk management systems which have been established by management for assessing and managing operational, financial reporting and compliance risks for the Group.

CEO and CFO Certification

The Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board:
•
that the financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

Environmental regulation and health and safety

The Board considers the management of occupational health and safety and environmental issues are vital for the success of the business. The Company has established an occupational health and safety committee to review and manage the work place safety and environment issues.

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde. The Group also holds Dangerous Goods licenses for its pilot manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

CORPORATE GOVERNANCE STATEMENT

8. Encourage enhanced performance

Operation of the Board

During the year the Board met eleven times and in addition, attended two scientific strategic update workshops.

The performance of the Group is monitored on a monthly basis. Monthly financial reports are presented and analysed for the group and progress of the critical research and development programs are monitored and reviewed. The Board also reviews the Group’s progress against the objectives outlined in the strategic plan.

In addition the Directors analyse Board papers and reports submitted by management. Management regularly attend Board meetings to report on particular issues affecting the Company and the Board also engages in regular informal discussions with management.

Performance

The performance of the Board is reviewed regularly by the Chairman. The performance of each Director is continually monitored by the Chairman and fellow Directors.

The performance of the Board is assessed against its effectiveness in ensuring the Company has appropriate strategies to achieve organisational success and that adequate monitoring of organisational and financial performance takes place to meet strategic goals and minimise or manage all forms of risk which may impinge on the Company’s overall performance.

The Chairman seeks ongoing feedback from individual Directors on any aspect of Board performance and, where appropriate, significant matters are tabled at a full Board meeting for further discussion and resolution.

The Chairman conducts an interview with individual Directors on an annual basis covering Board structure and adequacy of skills, meeting process and the performance of the Board both collectively and individually. An overall assessment of these discussions is recorded in the Board minutes and any significant issues are raised for further discussion, resolution and appropriate action.

There are procedures in place, agreed by the Board, to assist Directors in the performance of their duties to the Company and shareholders, by seeking independent professional advice at the Company’s expense. Each Director has direct access to the Company Secretary and the Company Secretary has accountability to the Board on all governance matters.

For additional details regarding Board appointments please refer to the Company’s website.

9. Remunerate fairly and responsibly

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

The Remuneration Committee comprises independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of the Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

CORPORATE GOVERNANCE STATEMENT

Remuneration policies are established to attract and retain highly qualified Directors and senior management and scientists. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration, Committee during the year were, Philip Johnston (Chairman), Paul Nestel, Geoffrey Leppinus and Peter Simpson.

Details on the number of meetings held and number of meetings attended by each Committee member are contained on page 15 in the Directors’ Report.

10. Recognise the legitimate interests of stakeholders

The Company recognised that it has a diverse range of stakeholders including:
•	shareholders;
•	employees;
•	suppliers and customers;
•	scientific collaborators; and
•	patients who receive our drug compounds as part of our clinical trial programs.

The Company’s Board Charter and Corporate Governance Guidelines sets out the code of conduct expected of all Novogen’s Directors and employees in dealing with external stakeholders. The Company also has policies and procedures for dealing with environment and occupational health and safety issues and policies to avoid conflicts of interest. The Company supplies all employees with an employee manual which sets out, among other things, the code of conduct and occupational health and safety standards which must be adhered to.

The Company acknowledges that as a public corporation it has responsibilities to a wide stakeholder group.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS
for the year ended 30 June, 2008
	Notes		Consolidated		Novogen Limited
			2008	2007	2008	2007
			$'000	$'000	$'000	$'000
Continuing Operations
Revenue	2		13,283	17,295	1,263	1,300
Cost of sales			(4,090)	(6,945)	-	-

Gross profit			9,193	10,350	1,263	1,300

Other income	2		1,623	2,710	-	2,479

Research & development expenses			(18,811)	(16,134)	-	-
Selling & promotional expenses			(6,134)	(7,908)	-	-
Shipping and handling expenses			(300)	(392)	-	-
General and administrative expenses			(9,792)	(12,902)	(4,874)	(2,899)
Other expenses			(528)	(17)	-	-
Finance costs			(24)	(2)	(23)	-

(Loss)/profit before income tax	2		(24,773)	(24,295)	(3,634)	880

Income tax expense	3		(4)	(1)	-	-

(Loss)/profit for the period			(24,777)	(24,296)	(3,634)	880

Loss attributable to minority interest			4,513	4,315	-	-

(Loss)/profit attributable to members of Novogen Limited	14	(c)	(20,264)	(19,981)	(3,634)	880

Basic and diluted earnings/(loss) per share (cents)	4		(20.8)	(20.5)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS
as at 30 June, 2008
	Notes		Consolidated		Novogen Limited
			2008	2007	2008	2007
			$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		35,386	39,511	12,810	16,514
Trade and other receivables	6		4,969	4,276	2,070	40
Inventories	7		1,929	3,899	-	-
Other current assets	8		542	630	401	534
Assets held for sale	9		-	2,203	-	-
Total current assets			42,826	50,519	15,281	17,088

NON-CURRENT ASSETS
Property, plant and equipment	10		575	838	-	-
Other financial assets	11		-	-	-	54
Total non-current assets			575	838	-	54

TOTAL ASSETS			43,401	51,357	15,281	17,142

CURRENT LIABILITIES
Trade and other payables	12		6,671	5,920	1,300	129
Provisions	13		708	539	-	-
Total current liabilities			7,379	6,459	1,300	129

NON-CURRENT LIABILITIES
Provisions	13		385	272	-	-
Total non-current liabilities			385	272	-	-

TOTAL LIABILITIES			7,764	6,731	1,300	129
NET ASSETS			35,637	44,626	13,981	17,013

EQUITY
Contributed equity	14	(a)	200,432	191,876	127,573	127,573
Reserves	14	(b)	(7,491)	(5,155)	-	-
Accumulated losses	14	(c)	(162,251)	(146,147)	(113,592)	(110,560)
Parent interest			30,690	40,574	13,981	17,013

Minority Interest	14	(d)	4,947	4,052	-	-

TOTAL EQUITY			35,637	44,626	13,981	17,013

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2008

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578
Exchange differences on translation of foreign operations	-	-	(2,607)	(2,607)	(1,312)	(3,919)
Share-based payments	-	2,303		2,303	478	2,781
Net income recognised directly in equity	176,989	(129,397)	(5,454)	42,138	1,302	43,440
Issue of share capital by subsidiary	24,371	-	-	24,371	-	24,371
less minority interest	(5,277)	-	-	(5,277)	5,277	-
Options exercised (1)	513	-	-	513	-	513
Loss for the period	-	(19,981)	-	(19,981)	(4,315)	(24,296)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,720)	3,231	299	(1,190)	1,788	598
At 30 June, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626

At 1 July, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626
Exchange differences on translation of foreign operations	-	-	(2,729)	(2,729)	(1,046)	(3,775)
Share-based payments	-	850	-	850	284	1,134
Net income recognised directly in equity	191,876	(145,297)	(7,884)	38,695	3,290	41,985
Issue of share capital by subsidiary	18,429	-	-	18,429	-	18,429
less minority interest	(5,334)	-	-	(5,334)	5,334	-
Loss for the period	-	(20,264)	-	(20,264)	(4,513)	(24,777)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,539)	3,310	393	(836)	836	-
At 30 June, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637

Novogen Limited	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2006	127,060	(112,038)	-	15,022	-	15,022
Share-based payments	-	598	-	598	-	598
Net income recognised directly in equity	127,060	(111,440)	-	15,620	-	15,620
Options exercised (1)	513	-	-	513	-	513
Profit for the period	-	880	-	880	-	880
At 30 June, 2007	127,573	(110,560)	-	17,013	-	17,013

At 1 July, 2007	127,573	(110,560)	-	17,013	-	17,013
Share-based payments	-	602	-	602	-	602
Net income recognised directly in equity	127,573	(109,958)	-	17,615	-	17,615
Options exercised (2)	-		-	-	-	-
Loss for the period	-	(3,634)	-	(3,634)	-	(3,634)
At 30 June, 2008	127,573	(113,592)	-	13,981	-	13,981

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2008

	Notes	Consolidated		Novogen Limited
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000

Cash flows from operating activities
Net (loss)/profit before tax		(24,773)	(24,295)	(3,634)	880
Income tax paid		(4)	(1)	-	-

Adjustments to reconcile net (loss)/profit to net cash used in operating activities:
Depreciation and amortisation		353	976	-	-
Net (gain)/loss on disposal of property, plant and equipment		(1,623)	17	-	-
Share-based payments		602	2,686	-	-
Allowance for write down to recoverable amount		-	-	1,459	598

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		300	388	-	-
(increase)/decrease in other receivables		1,007	(128)	(2,030)	(6)
(increase)/decrease in inventories		1,970	4,487	-	-
(increase)/decrease in prepayments		88	55	2,133	(11)
increase/(decrease) in trade and other payables		751	274	1,171	18
increase/(decrease) in provisions		282	(48)	(1,185)	(2,479)
exchange rate change on opening cash		937	981	553	688

Net cash flows used in operating activities		(20,110)	(14,608)	(1,533)	(312)

Cash flows from investing activities
Acquisition of property, plant and equipment		(95)	(299)	-	-
Investment in subsidiary		-	-	(803)	-
Proceeds from sale of plant and equipment		3,831	262	-	-
Loans repaid by controlled entities		-	-	1,185	2,479

Net cash flows from/(used in) investing activities		3,736	(37)	382	2,479

Financing Activities
Proceeds from the issue of ordinary shares		-	513	-	513
Proceeds from the issue of shares by subsidiary		18,961	24,371	-	-
Repayment of borrowings		-	(15)	-	-
Investment in short-term deposits		(2,000)	-	(2,000)	-

Net cash provided by/(used in) financing activities		16,961	24,869	(2,000)	513

Net increase/(decrease) in cash and cash equivalents		587	10,224	(3,151)	2,680
Cash and cash equivalents at beginning of period		38,511	30,513	15,514	11,522
Effect of exchange rates on cash holdings in foreign currencies		(4,712)	(4,226)	(553)	(688)
Movements in secured facility		-	2,000	-	2,000

Cash and cash equivalents at end of period	5	34,386	38,511	11,810	15,514

NOTES TO THE FINANCIAL STATEMENTS

The financial report of Novogen Limited for the year ended 30 June, 2008 was authorised for issue in accordance with a resolution of the Board of Directors on 27 August, 2008.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authorative pronouncements of the AASB and UIG Interpretations. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries as at 30 June each year (the “Group”).

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Minority interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Income Statement and within equity in the consolidated Balance Sheet.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 15.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Adoption of new accounting standards

The Group has adopted AASB 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on 1 January, 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the Group.

The Group has adopted AASB Interpretation 11 which clarifies the accounting treatment under AASB 2: Share-Based Payments where the parent entity grants rights to its equity instruments to employees of its subsidiaries, or where a subsidiary grants to its employees rights to equity instruments of its parent. The Interpretation applies to periods commencing on or after 1 March 2007. Novogen Limited issued share options to employees of subsidiaries for employee services rendered to these subsidiaries. Comparatives in the 30 June 2008 financial report of the parent entity have been restated to increase the investment in subsidiary and equity by $549,000 at 30 June, 2007. A corresponding restatement to increase the allowance for write down to recoverable amount of the investment and decrease equity by $549,000 has also been made at 30 June, 2007.

AASB 2007- 4 inserts accounting treatment options that currently exist under IFRSs into AIFRSs and remove Australian-specific disclosures that were added into AIFRSs on first-time adoption from 1 January, 2005. These amendments apply to periods commencing on or after 1 July, 2007. AASB 2007 -4 amends AASB 107 whereby it allows the use of the indirect method of reporting cash flows from operations in the Statements of Cash Flows. The Group has adopted the indirect method for the financial year ending 30 June, 2008 and has restated the prior year to conform with the new reporting method.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors, default payments, or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Non-current assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less cost to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less cost to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is US dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date and the Income Statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Income Statement.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant & equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:
Plant and equipment                                                                   2.5-10 years
Leasehold improvements                                                            the lease term

Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 15.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by minority interests, the parent company may make a gain or loss due to dilution of minority interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends;
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Deferred offering costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the 30 June, 2008 reporting period. The Group’s and parent entity’s assessment of the impact of these new standards and interpretations is set out below.

i) AASB 8 Operating Segments and AASB 2007 – 3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January, 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet adopted AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage it is not expected to affect any of the amounts recognised in the financial statements upon adoption.

ii) Revised AASB 123 Borrowing costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [ AASB 1, AASB 101, AASB 107,AASB 111, AASB 116 & AASB 138

and Interpretations 1 & 12].

The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January, 2009. It has removed the option to expense all borrowing costs and when adopted will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. We have assessed the application of this standard and there will be no impact on the Group’s or the parent entity’s financial statements upon adoption.

iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.

A revised AASB 101 was issued in September 2007 and is applicable for all annual reporting periods beginning on or after 1 January, 2009. It requires the presentation of a Statement of Comprehensive Income and makes changes to the Statement of Changes in Equity, but will not affect any of the amounts recognised in the financial statements. The Group intends to apply the revised standard from 1 July, 2009.

Note 2. (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	9,400	10,709	-	-
	9,400	10,709	-	-

Bank interest	1,773	1,912	940	922
Royalties	1,749	1,746	-	-
Licence fees	224	1,122	-	-
Litigation settlements	-	1,026
Management fees	-	-	323	378
Other	137	780	-	-
	3,883	6,586	1,263	1,300

Total revenue	13,283	17,295	1,263	1,300

(b) Other income

Government grants - research and development	-	2,710	-	-
Movement in bad and doubtful debt provision from related parties.	-	-	-	2,479
Net gains on disposal of property, plant and . equipment	1,623	-	-	-
	1,623	2,710	-	2,479

(c) Other expenses
Loss on disposal of plant and equipment	-	17	-	-
Reassessment of expected grant income	915	-	-	-
Reversal of inventory impairment provision	(387)	-	-	-
Impairment loss - financial assets
Trade receivables	(29)	29	-	-
Other debtors	62	-	-	-
Related party receivables	-	-	1,185	-
Shares in controlled entity	-	-	1,459	549
	561	46	2,644	549

(d) Finance costs
Interest expense - finance charges payable under finance leases	-	2	-	-
	-	2	-	-

(e) Depreciation included in the income statement
Included in cost of sales:
Depreciation	2	367	-	-

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Depreciation	351	609	-	-
Amortisation	-	-	-	-
Minimum lease payments - operating leases	663	668	-	-
Net foreign exchange differences	937	893	554	688

(g) Employee benefit expense
Wages and salaries	7,248	8,163	141	176
Workers' compensation costs	61	67	-	-
Defined contribution plan expense	1,147	1,022	132	109
Share-based payments expense	576	549	-	-
	9,032	9,801	273	285

Note 3. INCOME TAX
	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(24,773)	(24,295)	(3,634)	880

At the Group's statutory income tax rate of 30% (2007: 30%)	(7,432)	(7,289)	(1,090)	264

Foreign tax rate differentials	619	(250)	-	-
Non deductible expenses	307	975	-	181
Deductible balancing adjustments	3	-	-	-
Research and development allowance	(1,165)	(143)	-	-
Sub-total	(7,668)	(6,707)	(1,090)	445
Tax losses and timing differences not recognised	7,672	6,708	1,090	(247)
Previously unrecognised tax losses used to reduce tax expense	-	-	-	(198)

Tax expense	4	1	-	-

Components of income tax expense/(benefit)
Current tax	(7,668)	(6,707)	(1,090)	445
Deferred tax	7,672	6,708	1,090	(445)
Income tax expense	4	1	-	-

Deferred income tax	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	761	733	-	-
Provisions and accruals	1,025	1,042	27,562	27,638
Exchange gains	78	549	601	703
Other	6	113	2,643	2,226
Losses carried forward
- Australia	33,238	24,157	13,669	8,973
- US	11,876	14,729	-	-
- Other countries	3,653	5,139	-	-
Total deferred tax assets not recognised	50,637	46,462	44,475	39,540

Deferred tax liability
Exchange losses	-	-	-	-
Other	(117)	(304)	-	-

Total deferred tax liability not recognised	(117)	(304)	-	-

Net deferred tax asset not recognised	50,520	46,158	44,475	39,540

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4. EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 15 does not result in diluted earnings per share therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,430,996 options (refer Note 15).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2008	2007
	$'000	$'000

Net loss attributable to ordinary equity holders of the parent	(20,264)	(19,981)

	2008 Thousands	2007 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,594	97,567

Note 5. CASH AND CASH EQUIVALENTS

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Cash at bank and in hand	27,930	30,059	5,354	7,062
Short-term deposits	6,456	8,452	6,456	8,452
	34,386	38,511	11,810	15,514

Secured cash (Refer Note 17)	1,000	1,000	1,000	1,000
	35,386	39,511	12,810	16,514

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6. TRADE AND OTHER RECEIVABLES

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Current

Trade receivables	2,042	2,368	-	-
Allowance for doubtful debts	(20)	(46)	-	-
	2,022	2,322	-	-

Deposits held	427	415	-	-
Term deposits with greater than three months to maturity	2,000	-	2,000	-
Deferred offering costs	114	30	-	-
Other debtors	468	1,509	70	40
Allowance for doubtful debts - other	(62)	-	-	-
	4,969	4,276	2,070	40

Non-current

Related party receivables
Wholly-owned group - intercompany balances (Note 19(a))	-	-	91,734	92,000
Provision for non-recovery	-	-	(91,734)	(92,000)
	-	-	-	-

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2008 trade receivables of $20,000 (2007: $46,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Parent entity receivables provision represent the non recovery of outstanding intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment.

Movements in the allowance for doubtful debts were as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Balance at 1 July, 2007	(46)	(7)	(92,000)	(96,137)

Change in allowance for the year	29	(29)	266	4,137
Amounts (recovered)/written off during the year	(3)	(10)	-	-

Balance at 30 June, 2008	(20)	(46)	(91,734)	(92,000)

Past due but not considered doubtful

At 30 June, 2008 trade receivables of $645,000 (2007: $811,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

1 - 30 days overdue	447	682	-	-
31 - 60 days overdue	196	112	-	-
61 - 90 days overdue	2	17	-	-

	645	811		-

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2008 other receivables of $86,000 (2007: $65,000) were past due but were not considered to be doubtful.

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

1 - 30 days overdue	9	9	-	-
31 - 60 days overdue	28	56	-	-
61 - 90 days overdue	-	-	-	-
91 + days overdue	49	-	-	-

	86	65	-	-

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Related party receivables

Related party receivables – see Note 19(a) for terms and conditions.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 17.

Note 7. INVENTORIES

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Current

Work in progress (at cost)	536	2,183	-	-
Finished goods (at cost)	1,393	1,716	-	-
	1,929	3,899	-	-

Note 8. OTHER CURRENT ASSETS
	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Prepayments	542	630	401	534

Note 9. ASSETS HELD FOR SALE
	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Land and buildings	-	2,203	-	-

The extraction facility located at Wyong NSW was decommissioned and the property sold in October 2007.

Note 10. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Plant and equipment - at cost	2,753	2,806	-	-
Accumulated depreciation	(2,236)	(2,048)	-	-
	517	758	-	-

Leasehold improvements - at cost	112	112	-	-
Accumulated depreciation	(54)	(32)	-	-
	58	80	-	-

Total property, plant and equipment - at cost	2,865	2,918	-	-
Accumulated amortisation and depreciation	(2,290)	(2,080)	-	-

Total property, plant and equipment	575	838	-	-

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Plant and equipment
Carrying amount at beginning of financial year	758	1,950	-	-
Additions	95	287	-	-
Disposals	(5)	(766)	-	-
Depreciation expense	(331)	(713)	-	-
Carrying amount at end of financial year	517	758	-	-

Leasehold improvements
Carrying amount at beginning of financial year	80	90	-	-
Additions	-	12	-	-
Depreciation expense	(22)	(22)	-	-
Carrying amount at end of financial year	58	80	-	-

Note 11. OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Shares in controlled entities - at cost (Note 19(b))	-	-	9,428	8,023
Allowance for write down to recoverable amount	-	-	(9,428)	(7,969)
	-	-	-	54

An allowance for write down to recoverable amount of the parent entity's investment in controlled entities has been recorded by the parent entity, where the Directors believe that the value of future cash flows will not support the current carrying value.

Note 12. TRADE AND OTHER PAYABLES

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Current

Trade payables	3,427	3,636	-	-
Accrued trade payables	1,239	1,346	136	129
Accrued clinical trial payments	2,005	938	-	-
Intercompany payable	-	-	1,164	-
	6,671	5,920	1,300	129

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s and the parent entity’s exposure to foreign exchange risk and liquidity risk is provided in Note 17.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 13. PROVISIONS

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Employee benefit provision
Current	708	539	-	-
Non-current	339	226	-	-
	1,047	765	-	-

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Make good provision
Opening balance at beginning of the year	46	46	-	-
Additional provision made in the period	-	-	-	-
Closing balance at the end of the year	46	46	-	-

Current	-	-	-	-
Non-current	46	46	-	-
	46	46	-	-

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $46,000 was made in respect of the Group’s expected obligation.

Note 14. CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
97,594,261 (2007: 97,594,261) ordinary shares	127,573	127,573	127,573	127,573
	127,573	127,573	127,573	127,573

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,654	57,388	-	-
Glycotex, Inc.	7,205	6,915	-	-
	72,859	64,303	-	-

Contributed Equity	200,432	191,876	127,573	127,573

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
			$
On issue 1 July, 2006	97,294,054			127,060

Options converted to shares	101,950	2.05		209
Options converted to shares	196,304	1.53		300
Options converted to shares	1,953	2.10		4
Total options exercised during the period	300,207			513

On issue 30 June, 2007	97,594,261			127,573

On issue 30 June, 2008	97,594,261			127,573

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 15).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(5,155)	(2,847)	-	-
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	393	299	-	-
Exchange differences on translation of foreign operations	(2,729)	(2,607)	-	-
Balance at the end of the year	(7,491)	(5,155)	-	-

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(146,147)	(131,700)	(110,560)	(112,038)

Adjustment to opening retained earnings attributed to minority interest holders	3,310	3,231	-	-
Equity attributable to share based payments	850	2,303	602	598
Current year (loss)/profit	(20,264)	(19,981)	(3,634)	880

Balance at the end of the year	(162,251)	(146,147)	(113,592)	(110,560)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Ordinary shares	27,567	17,694	-	-
Foreign currency translation reserve	(2,875)	(1,436)	-	-
Accumulated losses	(19,745)	(12,206)	-	-
	4,947	4,052	-	-

Note 15. SHARE BASED PAYMENT PLANS

Employee Share Option Plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable and cannot be settled by the Company in cash. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible for this scheme. (2007: 45)

The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(g).

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $26,216. (2007:$48,537)

The contractual life of all options granted is five years. There are no cash settlement alternatives.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2008		2007
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	1,446,054	$3.37	1,294,638	$3.55
Granted	1,326,552	$1.20	539,912	$2.41
Forfeited	(184,114)	$3.27	(190,239)	$3.83
Exercised (i)	-	N/A	(198,257)	$1.54
Expired	(260,516)	$2.10	-	N/A
Outstanding at the end of the year	2,327,976	$2.28	1,446,054	$3.37
Exercisable at the end of the year	534,192	$4.33	547,442	$3.68

(i) There were no options exercised during the year ended 30 June, 2008. Options exercised during the year ended 30 June, 2007 had a weighted average share price of $2.78 at exercise date.

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2008	No. outstanding 30 June, 2007
$2.10	30/11/07	-	268,430
$6.76	27/02/09	118,468	132,344
$4.90	16/03/10	182,868	201,596
$3.64	16/04/11	272,536	315,824
$2.41	30/03/12	427,552	527,860
$2.41	30/03/12	141,668	-
$1.06	1/03/13	1,184,884	-

		2,327,976	1,446,054

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2008		2007
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	130,012	$3.08	187,510	$2.68
Granted	35,460	$1.06	44,452	$2.41
Forfeited	(25,252)	$3.24	-	N/A
Exercised	-	N/A	(101,950)	$2.05
Expired	(37,200)	$2.10	-	N/A
Outstanding at the end of the year	103,020	$2.69	130,012	$3.08
Exercisable at the end of the year	31,633	$4.27	56,181	$3.06

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2008	No. outstanding 30 June, 2007
$2.10	30/11/07	-	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	9,184	14,244
$3.64	16/04/11	20,624	27,456
$2.41	30/03/12	31,092	44,452
$1.06	1/03/13	35,460	-

		103,020	130,012

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2008 is between 1 and 5 years. (2007: 1 and 5 years)

The weighted average fair value of options granted during the year was $0.61. (2007: $1.40)

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	1 March,	26 October,	30 March,	21 April,	16 March,	27 February,
	2008	2007	2007	2006	2005	2004
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	57%	55%	59%	66%	69%	69%
Historical volatility	57%	55%	59%	66%	69%	69%
Risk-free interest rate	6.35%	6.41%	6.09%	5.62%	5.67%	5.52%
Expected life of option	5 years	4.4 years	5 years	5 years	5 years	5 years
Option fair value	0.60	0.66	1.40	2.10	2.96	2.82

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Note 16. SEGMENT INFORMATION

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia, North America (including the US, licenced to Natrol, Inc. from October 2007, and Canada), and Europe (including the UK and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen's consumer healthcare products.

Segment accounting policies are the same as the Group’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic Segments

The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June, 2008 and 30 June, 2007.

	Australia		North America		Europe		Elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to external customers	4,755	4,453	2,428	3,152	2,217	3,104	-	-	9,400	10,709
Other revenues from external . customers	2,171	4,691	5	54	13	-	(79)	(71)	2,110	4,674
Inter-segment revenues	1,206	3,543	-	-	-	-	(1,206)	(3,543)	-	-
Total segment revenue	8,132	12,687	2,433	3,206	2,230	3,104	(1,285)	(3,614)	11,510	15,383
Unallocated revenue									1,773	1,912
Total consolidated revenue									13,283	17,295

Result (from continuing operations)
Segment result (loss)/profit	(27,435)	(18,684)	997	(1,493)	139	105	1,550	(4,221)	(24,749)	(24,293)
Unallocated expenses									(24)	(2)
Consolidated entity (loss) before income tax									(24,773)	(24,295)
Income tax expense									(4)	(1)
Net (loss) from continuing operations									(24,777)	(24,296)

Assets and liabilities
Segment assets	61,667	71,533	82,874	70,414	1,026	1,722	(102,166)	(92,312)	43,401	51,357
Segment liabilities	7,272	6,471	39,572	44,107	10,495	11,331	(49,575)	(55,178)	7,764	6,731

Other segment information
Capital expenditure	88	269	4	27	3	3	-	-	95	299
Depreciation	341	954	7	15	5	7	-	-	353	976
Other non-cash expenses	514	1,395	31	2,208	(18)	35	-	-	527	3,638
Segment net gain/(loss) on foreign currency	(6,466)	(7,031)	4,767	5,573	764	581	(2)	(16)	(937)	(893)

Business Segments

The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended 30 June, 2008 and 30 June, 2007.

	Consumer healthcare		Pharmaceutical research and development		Elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment revenue	10,507	12,450	2,776	4,845	-	-	13,283	17,295
Segment assets	21,469	28,461	22,717	23,790	(785)	(894)	43,401	51,357

Note 17. FINANCIAL INSTRUMENTS

Capital Risk Management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades, or through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through Marshall Edwards, Inc. and wound healing through Glycotex, Inc.

The Group’s overall strategy remains unchanged from 2007, whereby future operating cash flows generated by a profitable Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies. Also the Group intends to fund its operations through licence opportunities for our pharmaceutical product candidates.

Financial Risk Management

The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.

The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market Risk

Interest rate risk

The Group’s exposure to market interest rates relate primarily to the investments of cash balances.

The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.

At balance date the Group had the following exposure to variable interest rate risk:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Financial assets

Cash at bank and in hand	27,930	30,059	5,354	7,062
Short term deposits	6,456	8,452	6,456	8,452
	34,386	38,511	11,810	15,514

Secured cash	1,000	1,000	1,000	1,000

Net exposure	35,386	39,511	12,810	16,514

At 30 June, 2008, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2008	2007
	$'000	$'000
Consolidated
+1% (100 basis points)	354	395
-1% (100 basis points)	(354)	(395)

Novogen Limited
+1% (100 basis points)	128	165
-1% (100 basis points)	(128)	(165)

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	25,049	28,528	-	-	-	-	2,881	1,531	27,930	30,059	2.02%	3.84%
Deposits	5	-	-	7,456	9,452	-	-	-	-	7,456	9,452	7.75%	6.35%
Trade and other receivables	6	-	-	2,000	-	-	-	2,969	4,276	4,969	4,276	8.50%	N/A
Loans and receivables		-	-	9,456	9,452	-	-	2,969	4,276	12,425	13,728

		25,049	28,528	9,456	9,452	-	-	5,850	5,807	40,355	43,787

Financial liabilities
Trade and other payables	12	-	-	-	-	-	-	6,671	5,920	6,671	5,920	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	6,671	5,920	6,671	5,920

Net financial assets/(liabilities)		25,049	28,528	9,456	9,452	-	-	(821)	(113)	33,684	37,867

Novogen Limited		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	5,354	7,062	-	-	-	-	-	-	5,354	7,062	2.87%	3.80%
Deposits	5	-	-	7,456	9,452	-	-	-	-	7,456	9,452	7.75%	6.35%
Trade and other receivables	6	-	-	2,000	-	-	-	-	-	2,000	-	8.50%	N/A
Loans and receivables		-	-	9,456	9,452	-	-	-	-	9,456	9,452

		5,354	7,062	9,456	9,452	-	-	-	-	14,810	16,514

Financial liabilities
Trade and other payables	12	-	-	-	-	-	-	1,300	129	1,300	129	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	1,300	129	1,300	129

Net financial assets/(liabilities)		5,354	7,062	9,456	9,452	-	-	(1,300)	(129)	13,510	16,385

Foreign currency risk
The Group and the parent entity operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD), the British pound (GBP), the Euro and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2008, the Group did not use derivative financial instruments in managiing its foreign currency.  Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2008 was as follows:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
USD denominated

Financial assets
Cash and cash equivalents	3,524	5,175	3,434	5,138
Trade and other receivables	268	179	-	-
Intercompany receivables	-	-	9,917	11,248
	3,792	5,354	13,351	16,386
Financial liablities
Trade and other payables	110	141	7	-
Net exposure	3,682	5,213	13,344	16,386

GBP denominated

Financial assets
Cash and cash equivalents	18	(3)	-	-
Trade and other receivables	474	638	-	-
Intercompany receivables	-	-	837	954
	492	635	837	954
Financial liablities
Trade and other payables	319	201	-	-
Net exposure	173	434	837	954

CAD denominated

Financial assets
Cash and cash equivalents	138	95	-	-
Trade and other receivables	200	169	-	-
Intercompany receivables	-	-	79	86
	338	264	79	86
Financial liablities
Trade and other payables	79	60	-	-
Net exposure	259	204	79	86

EURO denominated

Financial assets
Cash and cash equivalents	49	60	-	-
Trade and other receivables	660	569	-	-
Intercompany receivables	-	-	231	144
	709	629	231	144
Financial liablities
Trade and other payables	779	200	-	-
Net exposure	(70)	429	231	144

AUD denominated

Financial assets
Cash and cash equivalents	441	483	-	-
Trade and other receivables	-	-	-	-
Intercompany receivables	-	-	-	-
	441	483	-	-
Financial liablities
Trade and other payables	1,695	1,099	-	-
Net exposure	(1,254)	(616)	-	-

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2008	2007
	$'000	$'000
USD denominated

Consolidated
AUD/USD +10%	(335)	(474)
AUD/USD -5%	194	274

Novogen Limited
AUD/USD +10%	1,214	1,490
AUD/USD -5%	(703)	(862)

GBP denominated

Consolidated
AUD/GBP +10%	(16)	(39)
AUD/GBP -5%	9	23

Novogen Limited
AUD/GBP +10%	76	87
AUD/GBP -5%	(44)	(50)

CAD denominated

Consolidated
AUD/CAD +5%	(12)	(10)
AUD/CAD -5%	14	11

Novogen Limited
AUD/CAD +5%	4	4
AUD/CAD -5%	(4)	(5)

EURO denominated

Consolidated
AUD/EURO +5%	3	(20)
AUD/EURO -5%	(4)	23

Novogen Limited
AUD/EURO +5%	11	7
AUD/EURO -5%	(12)	(8)

AUD denominated

Consolidated
AUD/USD +10%	114	56
AUD/USD -5%	(66)	(32)

Novogen Limited
AUD/USD +10%	-	-
AUD/USD -5%	-	-

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

The Group does not use derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Group’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet.

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed in the following way:
(i) customer payment terms are 30 days except for some customers who have 60 day terms;
(ii) credit limits are applied to customers to limit the credit risk exposure; and
(iii) by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated
Year ended 30 June 2008	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	6,671	-	-	-	6,671

Total	6,671	-	-	-	6,671

Novogen Limited
Year ended 30 June 2008	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	1,300	-	-	-	1,300

Total	1,300	-	-	-	1,300

Consolidated
Year ended 30 June 2007	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000
Financial Liabilities
Trade and other payables	5,920	-	-	-	5,920

Total	5,920	-	-	-	5,920

Novogen Limited
Year ended 30 June 2007	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	129	-	-	-	129

Total	129	-	-	-	129

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Multi option facility	1,000	1,000	-	-
	1,000	1,000	-	-

Used at balance date	526	526	-	-
Unused at balance date	474	474	-	-
	1,000	1,000	-	-

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 18. COMMITMENTS

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	466	471	-	-
Later than 1 year but not later than 2 years	431	476	-	-
Later than 2 years but not later than 3 years	58	444	-	-
Later than 3 years but not later than 4 years	-	81	-	-
Later than 4 years but not later than 5 years	-	11	-	-
	955	1,483	-	-

(b) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	10,493	8,220	-	-
Later than 1 year but not later than 2 years	6,328	4,520	-	-
Later than 2 years but not later than 3 years	2,225	260	-	-
	19,046	13,000	-	-

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 19. RELATED PARTY DISCLOSURES

(a) Ultimate parent
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Transaction with related parties in the wholly-owned group:

	Novogen Limited
	2008	2007
	$	$

Costs recharged by Novogen Limited to subsidiary companies during the year:
Marshall Edwards Pty Ltd	224,856	198,060
Novogen Laboratories Pty Ltd	98,496	180,000
	323,352	378,060

Outstanding balances with related parties in the wholly-owned group:

	Novogen Limited
	2008	2007
	$	$

Intercompany balances owed to Novogen Limited by its wholly owned controlled entities with no fixed term for repayment (Note 6)	91,733,784	92,000,067

Provision for non-recovery	(91,733,784)	(92,000,067)

	-	-

Intercompany balances owed by Novogen Limited to wholly owned controlled entities with no fixed term for repayment (Note 12)	1,163,613	-

	1,163,613	-

No interest is charged on the intercompany balances between wholly owned controlled entities.

(b) Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2008	2007	2008	2007
Novogen Laboratories Pty Ltd ^	Australia	100	100	1,551	949
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	100	100	-	-
Phytogen Pty Ltd #	Australia	100	100	20	20
Glycotex Pty Ltd #	Australia	100	100	-	-
Norvogen Pty Ltd #	Australia	100	100	-	-
Central Coast Properties Pty Ltd ^	Australia	100	100	-	-
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	81.0	81.3	857	54
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	US	71.9	78.1	-	-
Marshall Edwards Pty Limited #	Australia	71.9	78.1	-	-
			(Note 11)	9,428	8,023

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:

Consolidated Income Statement	CLOSED GROUP
	2008	2007
	$'000	$'000

Loss from continuing operations before income tax	(12,452)	(5,921)
Income tax expense	-	-
Loss after tax from continuing operations	(12,452)	(5,921)
Accumulated losses at the beginning of the period	(61,327)	(56,004)
Net income recognised directly in equity	602	598
Accumulated losses at the end of the financial year	(73,177)	(61,327)

Consolidated Balance Sheet	CLOSED GROUP
	2008	2007
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	13,718	17,339
Trade and other receivables	4,506	3,635
Inventories	1,162	2,952
Other current assets	433	539
Assets held for sale	-	2,203
Total current assets	19,819	26,668

NON-CURRENT ASSETS
Receivables	38,047	42,356
Property, plant and equipment	549	806
Other financial assets	-	54
Total non-current assets	38,596	43,216

TOTAL ASSETS	58,415	69,884

CURRENT LIABILITIES
Trade and other payables	2,958	2,922
Provisions	676	490
Total current liabilities	3,634	3,412

NON-CURRENT LIABILITIES
Provisions	385	226
Total non-current liabilities	385	226

TOTAL LIABILITIES	4,019	3,638

NET ASSETS	54,396	66,246

EQUITY
Contributed equity	127,573	127,573
Accumulated losses	(73,177)	(61,327)
TOTAL EQUITY	54,396	66,246

Note 20. REMUNERATION OF AUDITORS

	Consolidated				Novogen Limited
	2008		2007		2008		2007
	$		$		$		$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;		252,523		263,899		117,342		146,313
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services		26,109		40,073		20,000		12,850
- MEI S3 audit and review services		25,726		12,705		-		-
- Sarbanes-Oxley Section 404 services		81,195		-		81,195		-
- Review of government grants		2,980		1,600		-		-
- Other		8,007		3,573		2,190		2,623
		396,540		321,850		220,727		161,786
Amounts received or due and receivable by non BDO audit firms for:
- an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes		21,600		46,885		-		-
- other non-audit services - local statutory auditors		33,662		44,089		-		-
		451,802		412,824		220,727		161,786

Note 21. DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of key management personnel and Group executives

(i) Directors
PA Johnston                                                       Chairman (Non-executive)
C Naughton                                                         Chief Executive Officer
AJ Husband                                                        Executive Director
PJ Nestel AO                                                      Director (Non-executive)
PB Simpson                                                        Director (Non-executive)
GM Leppinus                                                      Director (Non-executive)

(ii) Other key management personnel
DR Seaton                                                          Chief Financial Officer
WJ Lancaster                                                      VP Commercial and Corporate Development
BM Palmer                                                         General Manager Operations
CD Kearney                                                        General Manager Consumer Business
RL Erratt                                                            Company Secretary

(iii) Group executives
R Koenig                                                            Chief Executive Officer – Glycotex, Inc.

b) Compensation of key management personnel and Group executives

	Consolidated		Novogen Limited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000

Short term employee benefits	3,076,909	2,889,344	141,107	175,973
Post employment benefits	591,507	468,563	132,393	109,027
Long term employee benefits	103,008	64,656	-	-
Share-based payment	290,682	241,430	-	-
Other	-	-	-	-
Total Compensation	4,062,106	3,663,993	273,500	285,000

Further information regarding key management personnel and their compensation can be found in the Audited Remuneration Report contained in the Directors’ Report commencing on page 16.

c) Option holding of key management personnel

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2007				30 June, 2008	30 June, 2008	30 June, 2008
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	-	91,196	-	-	91,196	-	91,196
AJ Husband	106,176	50,472	-	(38,256)	118,392	59,672	58,720

Executives
DR Seaton	156,860	125,492	-	(38,468)	243,884	59,672	184,212
WJ Lancaster (USA)	60,090	53,020	-	(5,374)	107,736	27,735	80,001
BM Palmer	89,112	67,864	-	(24,108)	132,868	32,803	100,065
CD Kearney	90,612	69,560	-	(23,812)	136,360	33,326	103,034
RL Erratt	87,864	63,836	-	(24,524)	127,176	32,214	94,962

Total	590,714	521,440	-	(154,542)	957,612	245,422	712,190

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2006				30 June, 2007	30 June, 2007	30 June, 2007
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
AJ Husband	147,948	-	(41,772)	-	106,176	68,330	37,846

Executives
DR Seaton	127,530	50,472	(21,142)	-	156,860	68,542	88,318
WJ Lancaster (USA)	35,678	24,412	-	-	60,090	19,430	40,660
BM Palmer	84,872	27,676	(23,436)	-	89,112	40,660	48,452
CD Kearney	61,844	28,768	-	-	90,612	40,438	50,174
RL Erratt	91,476	26,400	(30,012)	-	87,864	40,903	46,961

Total	549,348	157,728	(116,362)	-	590,714	278,303	312,411

d) Shareholdings of key management personnel and their related parties

	Balance 1 July, 2007	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2008
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	58,594	-	-	15,000	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	-	3,000
PJ Nestel AO	32,000	-	-	-	32,000
PB Simpson	500	-	-	5,000	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
WJ Lancaster (USA)	-	-	-	-	-
BM Palmer	134,023	-	-	71,613	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	232,368	-	-	(1,000)	231,368

Total	1,243,144	-	-	90,613	1,333,757

	Balance 1 July, 2006	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2007
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	48,594	-	-	10,000	58,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	61,148	-	41,772	-	102,920
GM Leppinus	-	-	-	3,000	3,000
PJ Nestel AO	32,000	-	-	-	32,000
LC Read *	2,000	-	-	(2,000)	-
PB Simpson	500	-	-	-	500

Executives
DR Seaton	16,236	-	21,142	-	37,378
BM Palmer	128,702	-	23,436	(18,115)	134,023
CD Kearney	8,850	-	-	-	8,850
RL Erratt	202,356	-	30,012	-	232,368

Total	1,133,897	-	116,362	(7,115)	1,243,144
* resigned as a Director 30 January, 2007.

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 22. CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(e)
As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Central Coast Properties Pty Limited have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 23. EVENTS AFTER THE BALANCE SHEET DATE

On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of $5,535,390. Following the placement El Coronado Holdings LLC holds 19.9% of the Company’s issued and outstanding shares.

On 28 July, 2008 MEI entered into a securities subscription agreement with OppenheimerFunds Inc and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a Prospectus Supplement to the registration Statement covering the sale of shares to Oppenheimer and Novogen.  Following the raising, Novogen owned 71.3% of MEI's issued and outstanding stock.

There have been no other significant events occurring after balance date which have had a material impact on the business.

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

1.	The financial statements, comprising the Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the financial position as at 30 June, 2008 and of the performance for the year ended on that date of the Company and the consolidated entity.

2.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3.
The remuneration disclosures included in pages 16 to 22 of the Directors’ Report (as part of the audited Remuneration Report) for the year ended 30 June, 2008 comply with section 300A of the Corporations Act 2001.

4.	The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Novogen Limited and its subsidiaries identified in Note 19 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 27 August, 2008

NOVOGEN LIMITED AND CONTROLLED ENTITIES

INDEPENDENT AUDITOR’S REPORT

To the Members of Novogen Limited

Report on the Financial Report

We have audited the accompanying financial report of Novogen Limited (the company), which comprises the balance sheets as at 30 June 2008, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Novogen Limited on 27 August 2008, would be in the same terms if provided to the directors as at the date of this auditor’s report.

Auditor’s Opinion

In our opinion

a)   the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i)    giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2008 and of their performance for the year ended on that date; and

ii)  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b)  the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 16 to 22 of the directors’ report for the year ended 30 June, 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Novogen Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

/s/ BDO

BDO Kendalls

/s/ Wayne Basford

Wayne Basford
Partner

Dated in Sydney this 27 day of August, 2008

NOVOGEN LIMITED AND CONTROLLED ENTITIES

ASX ADDITIONAL INFORMATION

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PJ Nestel AO, PA Johnston and PB Simpson.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Oppenheimer Funds Inc.               12,744,689 Shares
Josiah T.Austin and
El Coronado Holdings, LLC 20,318,053 Shares	(4,531,633 directly owned with the remaining 15,786,420 represented by 3,157,284 sponsored ADRs)

 4.       Distribution of shareholders by size of holding as at 22 August, 2008 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	1,763	1,107,275
1,001 – 5,000	1,743	4,645,483
5,001 – 10,000	424	3,350,019
10,001- 100,000	379	10,044,977
100,001+	43	82,978,140
	4,352	102,125,894

There is only one class of shares and all shareholders have equal voting rights.

 5.     The number of shareholdings held in less than marketable parcels is 572.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 22 August, 2008 were:

		Number of ordinary fully paid shares held	% held of issued ordinary capital
1.	ANZ Nominees Limited	47,460,579	46.47%
2.	J P Morgan Nominees Australia Limited	9,043,489	8.86%
3.	Bende Holdings Pty Limited	5,073,438	4.97%
4.	HSBC Custody Nominees (Australia) Limited	4,705,348	4.61%
5.	El Coronado Holdings LLC	4,531,633	4.44%
6.	National Nominees Limited	1,765,897	1.73%
7.	Citicorp Nominees Pty Limited	1,226,787	1.20%
8.	Petlind Pty Limited	1,108,658	1.09%
9.	Berne No 132 Nominees Pty Ltd	784,538	0.77%
10.	Ankerwyke Holdings Pty Ltd	760,000	0.74%
11.	Werona Investments Pty Ltd	707,911	0.69%
12.	Coolawin Road Pty Ltd	513,654	0.50%
13.	Catl Pty Ltd	500,000	0.49%
14.	Jonwood Constructions Pty Ltd	450,000	0.44%
15.	Mr John Anderson Maher	380,540	0.37%
16.	The Naughton Family Supperannuation Fund	345,574	0.34%
17.	Netned Pty Ltd	333,660	0.33%
18.	Salvon Pty Ltd	251,040	0.25%
19.	UBS Wealth Management Australia Nominees Pty Ltd	246,709	0.24%
20.	Mr Christopher Naughton	246,026	0.24%
			0.00%
		80,435,481	78.77%

 7.     The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia.
 Telephone: +61 2  9878 0088   Facsimile:  +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
 Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
 Investor enquiries within Australia 1300 855 080.
 E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares - are traded on the NASDAQ Global Market exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the NASDAQ Global Market where shares (code MSHL) are traded.